UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.9)

ArcelorMittal

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

03938L104

(CUSIP Number)

Gamal M. Abouali

Cleary Gottlieb Steen & Hamilton LLP

Al Sila Tower

Abu Dhabi Global Market Square

Al Maryah Island, PO Box 29920

Abu Dhabi

United Arab Emirates

+971 2 412 1720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HSBC Trustee (C.I.) Limited, as trustee of the Platinum Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,145,840,036
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,145,840,036
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,145,840,036
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6%*
14	TYPE OF REPORTING PERSON CO

*	The percent of class figures set forth in this Ninth Amendment (as defined below) are calculated in accordance with Rule 13d-3 under the Act, and in particular with regard to the last sentence of Rule 13d-3(d)(1)(i). The calculations are based on 1,794,785,340 issued and outstanding ArcelorMittal Shares (as defined below) as of February 29, 2016, as published on the website of ArcelorMittal.

Assuming the exercise in full of all Rights (as defined below) issued in connection with ArcelorMittal’s recently announced Rights Issue (as defined below), the percent of class beneficially owned by the Reporting Person would be 37.5%.

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CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lakshmi N. Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 870,810
	8	SHARED VOTING POWER 1,145,840,036
	9	SOLE DISPOSITIVE POWER 870,810
	10	SHARED DISPOSITIVE POWER 1,145,840,036
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,146,710,846
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6%*
14	TYPE OF REPORTING PERSON IN

 * Assuming the exercise in full of all Rights issued in connection with ArcelorMittal’s recently announced Rights Issue, the percent of class beneficially owned by the Reporting Person would be 37.5%.

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CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Usha Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,500
	8	SHARED VOTING POWER 1,145,840,036
	9	SOLE DISPOSITIVE POWER 76,500
	10	SHARED DISPOSITIVE POWER 1,145,840,036
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,145,916,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6%*
14	TYPE OF REPORTING PERSON IN

* Assuming the exercise in full of all Rights (as defined below) issued in connection with ArcelorMittal’s recently announced Rights Issue, the percent of class beneficially owned by the Reporting Person would be 37.5%.

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CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grandel Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Gibraltar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,145,840,036
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,145,840,036
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,145,840,036
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6%*
14	TYPE OF REPORTING PERSON HC

* Assuming the exercise in full of all Rights issued in connection with ArcelorMittal’s recently announced Rights Issue, the percent of class beneficially owned by the Reporting Person would be 37.5%.

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CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lumen Investments S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 954,864,989
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 954,864,989
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 954,864,989
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.6%*
14	TYPE OF REPORTING PERSON HC

* Assuming the exercise in full of all Rights issued in connection with ArcelorMittal’s recently announced Rights Issue, the percent of class beneficially owned by the Reporting Person would be 31.2%.

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CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nuavam Investments S. à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 190,975,047
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 190,975,047
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,975,047
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%*
14	TYPE OF REPORTING PERSON HC

* Assuming the exercise in full of all Rights issued in connection with ArcelorMittal’s recently announced Rights Issue, the percent of class beneficially owned by the Reporting Person would be 6.2%.

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This Amendment No. 9 (the “Ninth Amendment”) to Schedule 13D amends and supplements Amendment No. 8 to Schedule 13D, filed February 5, 2016, Amendment No. 7 to Schedule 13D, filed January 11, 2013, Amendment No. 6 to Schedule 13D, filed June 23, 2010, Amendment No. 5 to Schedule 13D, filed April 12, 2010, Amendment No. 4 to Schedule 13D, filed May 8, 2009, Amendment No. 3 to Schedule 13D, filed April 3, 2009, Amendment No. 2 to Schedule 13D, filed November 20, 2007, Amendment No. 1 to Schedule 13D, filed August 30, 2006, as well as the statement on Schedule 13D originally filed on December 27, 2004 (as amended, the “Statement”) with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons (as defined below), relating to the Ordinary Shares, without nominal value, of ArcelorMittal (“ArcelorMittal Shares”), a company organized under the laws of The Grand Duchy of Luxembourg (“ArcelorMittal” or the “Company”) and the successor entity by merger to Mittal Steel Company N.V., a company organized under the laws of the Netherlands (“Mittal Steel”). Unless otherwise indicated, capitalized terms used but not defined in this Ninth Amendment have the meanings ascribed to such terms in the Statement.

Item 3. Source and Amount of Funds or other Consideration.

The response set forth in Item 3 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

On March 11, 2016, ArcelorMittal announced the terms of a proposed capital raise by way of a rights offering (the “Rights Issue”). In connection with the capital raise, each existing shareholder of ArcelorMittal would automatically receive one preferential right (a “Right”) to subscribe for ArcelorMittal Shares per existing ArcelorMittal Share held as of the record date. The record date has been set for March 14, 2016 at the close of business. Holders of the Rights will be able to subscribe for 7 new ArcelorMittal Shares for every 10 Rights held.

In connection with the Rights Issue, Lumen and Nuavam are entitled, as of the opening of the subscription period of the offering (which is expected to be on March 15, 2016), to 561,685,288 Rights and 112,338,263 Rights, respectively. As shareholders of ArcelorMittal, Lumen and Nuavam will receive those Rights automatically and without paying compensation. In connection with such Rights, Lumen and Nuavam have the ability to acquire 393,179,701 ArcelorMittal Shares and 78,636,784 ArcelorMittal Shares, respectively, at a subscription price of €2.20 per ArcelorMittal Share. Pursuant to their obligations under the Subscription Commitment Letter (as defined in Item 6 below), Lumen and Nuavam must exercise these Rights, by paying an aggregate subscription price of €1,037,996,267 (to be paid in a combination of euro and dollar funds). Nuavam and Lumen expect to receive delivery of such ArcelorMittal Shares on or about April 8, 2016. Lumen and Nuavam intend to finance the acquisition with funds to be raised from parent company equity contributions.

In connection with the Rights Issue, Mr. and Mrs. Mittal are entitled, as of the opening of the subscription period of the offering, to 314,300 and 45,000 Rights respectively. As shareholders of ArcelorMittal, Mr. and Mrs. Mittal will receive those Rights automatically and without paying compensation. In connection with Such Rights, Mr. and Mrs. Mittal have the ability to acquire 220,010 ArcelorMittal Shares and 31,500 ArcelorMittal Shares, respectively, at a subscription price of €2.20 per ArcelorMittal Share. Pursuant to their obligations under the Subscription Commitment Letter (as defined in Item 6 below), Mr. and Mrs. Mittal intend to exercise these rights by paying an aggregate subscription price of €553,322. Mr. and Mrs. Mittal expect to receive the delivery of such ArcelorMittal Shares on or about April 8, 2016. Mr. and Mrs. Mittal intend to finance the acquisition with personal funds.

Item 4. Purpose of Transaction.

The first four disclosure paragraphs of the response set forth in Item 4 of the Statement are hereby amended by deleting such paragraphs in their entirety and replacing them with the following:

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Mr. and Mrs. Mittal intend to subscribe to the ArcelorMittal they are entitled to subscribe to pursuant to the Rights they expect to receive in the Rights Issue.

The descriptions of the Subscription Commitment Letter and Lock-Up Agreement set forth in Item 6 of this Ninth Amendment below are incorporated herein by reference.

 Item 5. Interest in Securities of the Issuer.

The response set forth in Items 5(a)-(b) of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a) Lumen is the direct owner of 561,685,288 ArcelorMittal Shares and expects to receive Rights entitling it to acquire 393,179,701 ArcelorMittal Shares, together representing 43.6% of the ArcelorMittal Shares outstanding.

Nuavam is the direct owner of 112,338,263 ArcelorMittal Shares and expects to receive Rights entitling it to acquire 78,636,784 ArcelorMittal Shares, together representing 10.2% of the ArcelorMittal Shares outstanding.

Grandel is the indirect beneficial owner of 1,145,840,036 ArcelorMittal Shares, representing 50.6% of the ArcelorMittal Shares, by virtue of its 100% indirect ownership of Lumen and Nuavam.

The Trustee is the indirect beneficial owner of 1,145,840,036 ArcelorMittal Shares, representing 50.6% of the ArcelorMittal Shares, by virtue of its beneficial ownership of 70% of the Class A voting shares of Grandel, as discussed in greater detail in Item 2 above.

Mr. Mittal is the direct owner of 314,300 ArcelorMittal Shares, holds options to acquire an additional 336,500 ArcelorMittal Shares and expects to receive Rights entitling him to acquire 220,010 ArcelorMittal Shares, together representing less than 0.1% of the ArcelorMittal Shares outstanding. Furthermore, under the terms of the Platinum Trust Deed, Mr. Mittal shares with Mrs. Mittal and the Trustee beneficial ownership of 70% of the Class A voting shares of Grandel and accordingly Mr. Mittal is the beneficial owner of 1,146,710,846 ArcelorMittal Shares in total, representing 50.6% of the ArcelorMittal Shares outstanding. In addition, Mr. Mittal holds a total of 458,654 performance share units, granted by ArcelorMittal pursuant to its Group Management Board Performance Share Unit Plan (“PSU”), of which 150,576 may vest in June 2016, 128,758 may vest in June 2017 and 179,320 may vest in June 2018. As the vesting of PSU’s is dependent on company performance criteria not fully within the control of the PSU holder, Mr. Mittal does not beneficially own ArcelorMittal Shares by virtue of his ownership of the PSU’s.

Mrs. Mittal is the direct owner of 45,000 ArcelorMittal Shares and expects to receive Rights entitling her to acquire 31,500 ArcelorMittal Shares, together representing less than 0.1% of the ArcelorMittal Shares outstanding.  Additionally, under the terms of the Platinum Trust Deed, Mrs. Mittal shares with Mr. Mittal and the Trustee beneficial ownership of 70% of the Class A voting shares of Grandel and accordingly Mrs. Mittal is the beneficial owner of 1,145,916,536 ArcelorMittal Shares in total, representing 50.6% of the ArcelorMittal Shares outstanding.

Aditya Mittal is the direct owner of 86,380 ArcelorMittal Shares, holds options to acquire an additional 264,200 ArcelorMittal Shares and expects to receive Rights entitling him to acquire 60,466 ArcelorMittal Shares, together representing less than 0.1% of the ArcelorMittal Shares outstanding. Aditya Mittal holds a total of 296,564 PSU’s of which 93,906 may vest in June 2016, 84,694 may vest in June 2017 and 117,964 may vest in June 2018. As the vesting of PSU’s is dependent on company performance criteria not fully within the control of the PSU holder, Aditya Mittal does not beneficially own ArcelorMittal Shares by virtue of his ownership of the PSU’s. Aditya Mittal is the son of Mr. Mittal and Mrs. Mittal.

9

Vanisha Mittal Bhatia is the direct owner of 15,000 ArcelorMittal Shares and expects to receive Rights entitling her to acquire 10,500 ArcelorMittal Shares, together representing less than 0.1% of the ArcelorMittal Shares outstanding. Vanisha Mittal Bhatia is the daughter of Mr. Mittal and Mrs. Mittal.

The calculation of the beneficial ownership percentages set forth in Item 5(a) and 5(b) is based on 1,803,359,338 ArcelorMittal Shares issued as of February 29, 2016 of which 8,573,998 were held by the Company as treasury stock, resulting in a balance of 1,794,785,340 ArcelorMittal Shares outstanding as of February 29, 2016.

(b) Lumen has the power to vote or to direct the vote or dispose or direct the disposition of 561,685,288 ArcelorMittal Shares. Lumen would have the power to vote or to direct the vote or dispose or direct the disposition of 393,179,701 ArcelorMittal Shares it shall acquire pursuant to the Rights it expects to receive, assuming exercise of such Rights. Lumen shares such powers with Mr. Mittal, Mrs. Mittal, the Trustee and Grandel, by virtue of their indirect beneficial ownership of Lumen. Accordingly, Lumen shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 954,864,989 ArcelorMittal Shares, representing 43.6% of the ArcelorMittal Shares outstanding.

Nuavam has the power to vote or to direct the vote or dispose or direct the disposition of 112,338,263 ArcelorMittal Shares. Nuavam would have the power to vote or to direct the vote or dispose or direct the disposition of 78,636,784 ArcelorMittal Shares it shall acquire pursuant to the Rights it expects to receive, assuming exercise of such Rights. Nuavam shares such powers with Mr. Mittal, Mrs. Mittal, the Trustee and Grandel. Accordingly, Nuavam shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 190,975,047 ArcelorMittal Shares, representing 10.2% of the ArcelorMittal Shares outstanding.

Grandel has the power to vote or to direct the vote or dispose or direct the disposition of 1,145,840,036 ArcelorMittal Shares (including ArcelorMittal Shares Lumen and Nuavam shall acquire pursuant to the Rights they expect to receive), which it shares with Mr. Mittal, Mrs. Mittal and the Trustee, by virtue of the Trustee’s ownership of 70% of the Grandel voting shares and the terms of the Platinum Trust Deed, as well as with Lumen and Nuavam as described in the preceding two paragraphs. Accordingly, Grandel shares the power to vote or to direct the vote or dispose or direct the disposition of 1,145,840,036 ArcelorMittal Shares, representing 50.6% of the ArcelorMittal Shares outstanding.

  The Trustee (subject to its obligations under the Platinum Trust Deed and its obligations as a fiduciary under applicable law) has the power to vote or to direct the vote or dispose or direct the disposition of 1,145,840,036 ArcelorMittal Shares (including ArcelorMittal Shares Lumen and Nuavam shall acquire pursuant to the Rights they expect to receive), which it shares with Mr. Mittal and Mrs. Mittal by virtue of their shared beneficial ownership (as such term is defined under Rule 13d-3 under the Act) of 70% of the Class A voting shares in Grandel, as well as with Lumen, Nuavam and Grandel as described in the preceding three paragraphs. Accordingly, the Trustee shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 1,145,840,036 ArcelorMittal Shares, representing 50.6% of the ArcelorMittal Shares outstanding.

Mr. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 314,300 ArcelorMittal Shares that he owns directly. Mr. Mittal would have the sole power to vote or to direct the vote or dispose or direct the disposition of the 336,500 ArcelorMittal Shares that are the subject of the options he holds and 220,010 ArcelorMittal Shares he may acquire pursuant to the Rights he expects to receive, assuming exercise of such options and Rights. Together, these represent less than 0.1% of the ArcelorMittal Shares outstanding.  Mr. Mittal, Mrs. Mittal and the Trustee also share beneficial ownership of 70% of the Class A voting shares of Grandel, thereby sharing power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares as described in the third paragraph of Item 5(b). Accordingly, Mr. Mittal shares the power to vote or to direct the vote

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or dispose or direct the disposition of 1,145,840,036 ArcelorMittal Shares beneficially owned by him, representing 50.6% of the ArcelorMittal Shares outstanding.  See Item 6 below regarding Mr. Mittal’s and Mrs. Mittal’s shared beneficial ownership of 70% of the Class A voting shares of Grandel with the Trustee.

Mrs. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 45,000 ArcelorMittal Shares that she owns directly. Mrs. Mittal would have the sole power to vote or to direct the vote or dispose or direct the disposition of the 31,500 ArcelorMittal Shares she may acquire pursuant to the Rights she expects to receive, assuming exercise of such Rights. Together, these represent less than 0.1% of the ArcelorMittal Shares outstanding.  Mrs. Mittal, Mr. Mittal and the Trustee also share beneficial ownership of 70% of the Class A voting shares of Grandel, thereby sharing power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares as described in the third paragraph of Item 5(b). Accordingly, Mrs. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 1,145,840,036 ArcelorMittal Shares beneficially owned by her, representing 50.6% of the ArcelorMittal Shares outstanding.

Aditya Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 86,380 ArcelorMittal Shares that he owns directly and would have the sole power to vote or to direct the vote or dispose or direct the disposition of the 264,200 ArcelorMittal Shares that are the subject of the options he holds and 60,466 ArcelorMittal Shares he may acquire pursuant to the Rights he expects to receive, assuming exercise of such options and Rights. Together, the foregoing shares represent less than 0.1% of the ArcelorMittal Shares outstanding.

Vanisha Mittal Bhatia has the sole power to vote or to direct the vote or dispose or direct the disposition of the 15,000 ArcelorMittal Shares that she owns directly Vanisha Mittal Bhatia would have the sole power to vote or to direct the vote or dispose or direct the disposition of the 10,500 ArcelorMittal Shares she may acquire pursuant to the Rights she expects to receive, assuming exercise of such Rights. Together, these represent less than 0.1% of the ArcelorMittal Shares outstanding.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Statement is hereby amended by deleting the previous disclosure set forth under the heading “Subscription Commitment Letter” in its entirety and replacing it with the following:

Subscription Commitment Letter and Lock-Up Agreement

Pursuant to a subscription commitment letter dated February 5, 2016 among the Company, Lumen and Nuavam (the “Subscription Commitment Letter”), each of Lumen and Nuavam has agreed to exercise Rights to acquire 393,179,701 ArcelorMittal Shares and 78,636,784 ArcelorMittal Shares, respectively, and to subscribe to and fully and timely pay up the ArcelorMittal Shares attributable to such Rights, such that, immediately after the completion of the Rights Issue, they will directly or indirectly hold at least 31.1% and 6.2%, respectively, of the issued share capital of the Company .

The Representatives (as defined below) are third party beneficiaries of the obligations of Lumen and Nuavam pursuant to the Subscription Commitment Letter.

The foregoing summary of the terms of the Subscription Commitment Letter should be read in conjunction with the full text of the Subscription Commitment Letter, a copy of which is included as Exhibit 7 to this Statement and which is incorporated herein by reference.

On March 11, 2016, Lumen and Nuavam entered into a Lock-up Agreement relating to their ArcelorMittal Shares (the “Lock-up Agreement”). The Company announced that on same date and in connection with the Rights

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Issue, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”), with Goldman Sachs International, Crédit Agricole Corporate and Investment Bank, Merrill Lynch International (the “Representatives”), and any other managers party to the Underwriting Agreement.

Under the Lock-up Agreement, each of Lumen and Nuavam has agreed with the Representatives, severally and not jointly, that for a period commencing on the date of the Lock-up Agreement up to (i) the 180th day following the settlement of the Rights Issue (the “Closing Date”) or (ii) if the Underwriting Agreement terminates prior to the Closing Date, the date of such termination, it shall not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any ArcelorMittal Shares, or any options or warrants to purchase any ArcelorMittal Shares, or any securities convertible into, exchangeable for or that represent the right to receive ArcelorMittal Shares, whether owned at the time of execution of the Lock-Up Agreement or acquired thereafter, whether owned directly by Lumen or Nuavam (including holding as a custodian) or with respect to which Lumen or Nuavam has beneficial ownership within the rules and regulations of the Securities and Exchange Commission, subject to certain limited exceptions or the prior written consent of each of the Representatives.

The foregoing summary of the terms of the Lock-up Agreement should be read in conjunction with the full text of the Lock-up Agreement, a copy of which is included as Exhibit 8 to this Statement.

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Item 7.	Material to be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1*	Shareholder’s Agreement, dated as of August 13, 1997, among Ispat International N.V., LNM Holdings S.L. and Mr. Lakshmi N. Mittal.
2**	Memorandum of Understanding, dated June 25, 2006, between Arcelor S.A., Mittal Steel Company N.V. and Mr. Lakshmi N. Mittal and Mrs. Usha Mittal acting directly and through Mittal Investments S.à r.l. and ISPAT International Investments S.L.
3***	Form 6-K of ArcelorMittal, dated April 17, 2008, describing certain amendments to the Memorandum of Understanding entered into in the context of the offer of Mittal Steel for Arcelor.
4****	Platinum Settlement Trust Deed among Lakshmi N. Mittal and Usha Mittal as the settlors and HSBC Trustee (C.I.) Limited as trustee, dated June 18, 2010
5****	Articles of Association of Grandel Limited
6*****	Joint Filing Agreement, dated as of January 11, 2013, among Mr. Lakshmi N. Mittal, Mrs. Usha Mittal, Lumen Investments S.à r.l., Grandel Limited, Nuavam Investments S.à r.l. and HSBC Trustee (C.I.) Limited
7******	Subscription Commitment Letter dated as of February 5, 2016 executed by Lumen Investments S.à r.l. and Nuavam Investments S à r.l.
8	Lock-Up Agreement dated as of March 11, 2016 executed by Lumen Investments S.à r.l. and Nuavam Investments S.à r.l. (filed herewith)

*	Previously filed as an Exhibit to the Schedule 13D filed with the Commission on December 27, 2004.
**	Incorporated by reference to Exhibit 99.1 of Mittal Steel Company N.V.’s Form 6-K furnished to the Commission on June 29, 2006.
***	Incorporated by reference to Form 6-K of ArcelorMittal furnished to the Commission on April 17, 2008.
****	Previously filed as an Exhibit to the Schedule 13D/A (Amendment No.6) filed with the Commission on June 23, 2010.
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*****	Previously filed as an Exhibit to the Schedule 13D/A (Amendment No.7) filed with the Commission on January 11, 2013.
******	Previously filed as an Exhibit to the Schedule 13D/A (Amendment No.8) filed with the Commission on February 5, 2016.

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SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 14, 2016

  /s/ Lakshmi N. Mittal
Lakshmi N. Mittal

 /s/  Usha Mittal
Usha Mittal

HSBC TRUSTEE (C.I.) LIMITED

By:   /s/ Chris Cameron
Name: Chris Cameron
Title: Authorised Signatory

By:  /s/Anthony Hind
Name: Anthony Hind
Title: Authorised Signatory

GRANDEL LIMITED

By:   /s/  Michael Castiel
Name: Michael Castiel
Title: Director

Lumen Investments S.à r.l.

By:   /s/ Franҫois-Xavier Goossens
Name: Franҫois-Xavier Goossens
Title: Manager A

By:  /s/ Douwe Terpstra
Name: Douwe Terpstra
Title: Manager A

NUAVAM INVESTMENTS S.À R.L.

By:   /s/ Franҫois-Xavier Goossens
Name: Franҫois-Xavier Goossens
Title: Manager A

By:   /s/ Douwe Terpstra
Name: Douwe Terpstra
Title: Manager A